Future Cardia Inc.

(a Nevada Corporation)

Audited Financial Statements

As of the year ended December 31, 2023
and December 31, 2022

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Future Cardia, Inc.

Table of Contents




Independent Auditor's Report

April 4, 2024
To: Board of Directors of Future Cardia Inc.
Attn: Jaeson Bang, CFO
Re: 2023- 2022 Financial Statement Audit – Future Cardia Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Future Cardia Inc., which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Future Cardia Inc. as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Future Cardia Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Future Cardia Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Future Cardia Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates





made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Future Cardia Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 4, 2024



Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
BALANCE SHEETS
December 31, 2023 and 2022
(Audited)

	2023	2022
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,157,697	$ 3,737,737
Stock receivable	-	1,335
Prepaid expenses	3,364	2,265
Total Current Assets	2,161,061	3,741,337
Property and Equipment		
Computers and equipment	22,031	22,031
Accumulated Depreciation	(3,672)	(525)
Net Property and Equipment	18,359	21,506
Other Assets		
Intangibles, net	17,611	2,131
Total Other Assets	17,611	2,131
Total Assets	$ 2,197,031	$ 3,764,974

The accompanying footnotes are an integral part of these financial statements.

(continued on next page)

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
BALANCE SHEETS (CONTINUED)
December 31, 2023 and 2022
(Audited)

	2023	2022
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 90,346	$ 72,872
Accrued expenses	24,675	38,263
Accrued interest	25,462	7,945
Total Current Liabilities	140,484	119,079
Long-Term Liabilities		
Convertible notes payable	286,000	276,000
SAFE Agreements	412,106	412,106
Total Long-Term Liabilities	698,106	688,106
Total Liabilities	838,590	807,185
Stockholders' Equity		
Preferred Stock, $0.00001 par value; 50,000,000 shares authorized;		
0 shares issued and outstanding	-	-
Common Stock, $0.00001 par value; 200,000,000 authorized;		
13,638,659 shares issued and outstanding	136	136
Additional Paid in Capital	10,905,996	9,002,522
Retained Earnings/ (Accumulated Deficit)	(9,547,691)	(6,044,869)
Total Stockholders' Equity	1,358,441	2,957,789
Total Liabilities and Stockholders' Equity	$ 2,197,031	$ 3,764,974

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022
(Audited)

	2023	2022
Revenues	$ -	$ -
Operating Expenses		
Advertising and marketing	22,526	2,066
General and administrative	140,673	103,494
Salaries and wages	263,383	186,883
Research and development	2,771,836	2,190,067
Professional services	96,377	204,086
Stock-based compensation	276,479	279,450
Depreciation and amortization	3,147	525
Total Operating Expenses	3,574,420	2,966,571
Other Income		
Interest income	89,116	47,084
Interest expense	(17,518)	(61,154)
Capital raise fees	-	(508,180)
Total Other income (expense)	71,598	(522,251)
Net Loss	$ (3,502,822)	$ (3,488,821)

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(Audited)

	Common Stock		Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)			
Balance as of December 31, 2021	10,144,779	$ 101	$ 3,381,514	$ (2,556,048)	$ 825,567
Issuance of common stock	3,493,880	35	5,341,557	-	5,341,593
Vesting of stock options	-	-	279,450	-	279,450
Net loss	-	-	-	(3,488,821)	(3,488,821)
Balance as of December 31, 2022	13,638,659	$ 136	$ 9,002,522	$ (6,044,869)	$ 2,957,789
Ongoing stock sale receipts	-	-	1,626,995	-	1,626,995
Vesting of stock options	-	-	276,479	-	276,479
Net loss	-	-	-	(3,502,822)	(3,502,822)
Balance as of December 31, 2023	13,638,659	$ 136	$ 10,905,996	$ (9,547,691)	$ 1,358,441

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Audited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (3,502,822)	$ (3,488,821)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Accrued interest	17,518	(30,621)
Depreciation and amortization	3,147	525
Stock-based compensation	276,479	279,450
Changes in operating assets and liabilities:		
Stock receivable	1,335	(1,335)
Prepaids	(1,099)	(2,265)
Accounts payable	17,475	37,759
Accrued expenses	(13,588)	38,263
Net cash provided by (used in) operating activities	(3,201,555)	(3,167,046)
Cash Flows from Investing Activities		
Purchase of equipment	-	(22,031)
Purchase of intangibles	(15,480)	(2,131)
Net cash used in investing activities	(15,480)	(24,162)
Cash Flows from Financing Activities		
Issuance of convertible notes	10,000	1,401,000
Issuance of common stock	-	3,136,593
Ongoing stock sale receipts	1,626,995	-
Net cash used in financing activities	1,636,995	4,537,593
Net change in cash and cash equivalents	(1,580,039)	1,346,384
Cash and cash equivalents at beginning of year	3,737,737	2,391,353
Cash and cash equivalents at end of year	$ 2,157,698	$ 3,737,737
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Noncash transactions
During 2022, the Company converted $2,205,000 of convertible notes into 1,971,354 shares of common stock. These transactions have been eliminated from the statement of cash flows.

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 10

NOTE 1 – NATURE OF OPERATIONS

Oracle Health, Inc (the "Company") was incorporated as a Delaware corporation, on May 9, 2019. The Company is a healthcare technology company that is developing a digital cardiac monitor. The Company's product will utilize certain proprietary research carried out by Jaeson Bang, its founder.

On June 3, 2022 Oracle Health, Inc of Delaware merged with Oracle Health Inc. of Nevada and operations continued under the Nevada entity.

On July 15, 2022 the Company changed its name to Future Cardia, Inc.

Throughout this report, the terms "our", "we", "us", and the "Company" refer to Future Cardia, Inc. (formerly known as Oracle Health, Inc.)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant estimates used in the preparation of the accompanying financial statements include the estimate of valuation of stock-based compensation, and valuation allowances against net deferred tax assets.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses with balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 11

Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheet.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statements of operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is seven years.

Intangible Assets

Patents are amortized over the estimated economic useful life of 15 years. The Company's management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2023 and 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023 and 2022.

Revenue Recognition

Revenues are recognized when control of promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of the revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company is pre-revenue and has not received consideration for any future sales.

Advertising

The Company expenses advertising costs as they are incurred.

Research and Development Costs

Research and development costs are expensed when incurred.

Stock Based Compensation

The Company accounts for stock options issued to employes under ASC 718, Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 12

award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company recognizes stock-based compensation for all share-based payment awards made to employees based on the estimated fair values using the Black-Scholes option pricing model.

Non-employee stock-based compensation is accounted for based on the fair value of the related stock or options. The fair value of options to be granted are estimated on the date of each grant using the Black-Scholes option pricing model and amortized ratably over the option's vesting period, which approximates the service period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 718. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credit to additional paid-in capital.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance. A requirement of the authoritative guidance is that deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax bases of assets and liabilities using the current enacted tax rate to be in effect when the taxes are actually paid or recovered.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are not recorded as a tax benefit or expense in the current year.

Management has analyzed all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities. The Company has no tax examinations in progress.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Simple Agreement for Future Equity (SAFE)

On May 6, 2019, the Company entered into a SAFE Agreement with our CEO for proceeds of $30,000 which was outstanding and reflected as a long-term liability as of December 31, 2022. See Note 5.

Employment Agreement

The Company entered into an employment agreement with its CEO, which includes an annual base salary of $250,000.

NOTE 4 – INTANGIBLE ASSETS

The Company has capitalized legal fees related to the application of its patent for intellectual property. All legal fees capitalized will be amortized over the length of the patent when issued. As of December 31, 2023 the Company has capitalized $17,611 in legal fees. The Company expects the patent to be issued in 2024 and amortization to commence.

Intangible assets consisted of the following as of December 31,:

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 13

	2023	2022
Patents	$ 17,611	$ 2,131
Less: accumulated amortization	(0)	(0)
Net Intangibles	$ 17,611	$ 2,131

Costs to renew or extend the term of intangible assets are capitalized as incurred and amortized over the revised useful life. Amortization expense for the years ended December 31, 2023 and 2022 was $0. Future annual amortization expense to be determined upon the patent issuance.

NOTE 5 - NOTES PAYABLE

Convertible Notes Payable

On February 21, 2020, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 5% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 12, 2020, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 25, 2020, the Company issued a convertible promissory note in exchange for $50,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $530,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On January 28, 0222 the Company issued convertible promissory notes in exchange for $350,000. The convertible notes bear an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On February 10, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On May 4, 2022, the Company issued a convertible promissory note in exchange for $675,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On June 20, 2022, the above $2,205,000 of convertible promissory notes and $91,506 of accrued interest were converted into 1,971,354 shares of Common Stock.

On June 30, 2022, the Company issued convertible promissory notes in exchange for $176,000. The convertible notes bear an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

On August 2, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 14

As of December 31, 2022, $276,000 of convertible promissory notes were outstanding, with accrued interest of $7,495.

On December 29, 2023, the Company issued a convertible promissory note in exchange for $10,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

As of December 31, 2023, $286,000 of convertible promissory notes were outstanding, with accrued interest of $25,462.

Future principal repayments are as follows for the years ending December 31,

2024	$	276,000
2025		10,000
2026 and thereafter		-

The above outstanding convertible notes payable will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

SAFE Agreements

During the period from May 9, 2019 (inception) through December 31, 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the bolder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe price (price per share equal to the valuation capitalization divided by the total capitalization of the Company); and (ii) the basis for any dividend rights, which will be based on the convcrsi-0n price. The number of shares issued to the holder is determined by either (I) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation capitalization (ranging from $1,666,666 and $5,000,000); or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to tl1e valuation cap divided by the total capitalization of the company immediately prior to an equity financing event Total capitalization of the company includes all shares of capital stock issued and -Outstanding and outstanding vested and unvested options as :if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion 10 their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 15

As of December 31, 2023 and 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company has $412,106 SAFE obligations outstanding as of December 31, 2023 and 2022, which includes a SAFE obligation for $30,000 to our Chief Executive Officer, with valuation caps ranging from $1,666,666 and $5,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the years ended December 31, 2023 and 2022.

NOTE 6 – STOCKHOLDERS' EQUITY

Preferred stock

As per our Amended and Restated Certificate of Articles of Incorporation dated October 22, 2020, we are authorized to issue up to 50,000,000 shares of preferred stock Our certificate of incorporation authorize our board of directors to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other right; that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire or of discouraging a third party from attempting to acquire, a majority of our outstanding, voting stock.

As of December 31, 2023 and 2022, no shares of preferred stock had been issued.

Common stock

Under our Amended and Restated Certificate of Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of $0.00001 par value Common Stock. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

During 2022 the Company offered for sale its common stock at $2.00 per share. The Company offered up to 2,355,221 shares for an aggregate maximum gross proceeds of $4,710,442 (the "2022 Offering"). On June 21, 2022, we closed the 2022 Offering in which we sold an aggregate of 1,522,526 shares of common stock for gross proceeds of approximately $3,045,000.

As of December 31, 2022, the number of common shares issued and outstanding was 13,638,659.

During 2023, the Company offered for sale its common stock at $2.95 per share (the 2023 Offering"). As of December 31, 2023, the Company received $1,626,995 in stock sale receipts. Upon the close of the 2023 Offering total shares purchased will be calculated and issued.

NOTE 7 - STOCK OPTIONS

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan ("the Plan"). The Plan provides for the grant of equity awards to employees and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 1,500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

During 2022, the Company granted 350,000 stock options under the Plan to eight employees and three consultants. The granted options had an exercise price of $2.00 (the fair market value of our outstanding stock on the date of

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 16

grant as determined by our sole director), expire in ten years, and ranged from 100% immediate vesting to vesting over a twenty-four month period. The total grant date fair value of options granted was $574,609.

During 2023, the Company granted 85,000 stock options under the Plan to four employees. The granted options had an exercise price of $2.00 and $2.95 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and vesting over a twenty-four month period. The total grant date fair value of options granted was $184,814.

The following is a summary of outstanding stock options issued:

	Number of Options	Weighted Average Exercised Price	Weighted Average Remaining Life in Years
Outstanding, December 31, 2021	700,000	$ 0.59	8.65
Granted	350,000	2.00	9.40
Exercised	-	-	-
Outstanding, December 31, 2022	1,050,000	$ 1.06	8.25
Granted	85,000	2.22	9.28
Exercised	-	-	-
Forfeited/Cancelled	(80,000)	2.00	8.36
Outstanding, December 31, 2023	1,055,000	$ 1.08	7.32
Vested, December 31, 2023	996,875	$ 1.08	7.32

Nonvested options	Total Options
Total non-vested options outstanding, December 31, 2021	-
Granted	350,000
Vested	(167,500)
Forfeited	-
Total non-vested options outstanding, December 31, 2022	182,500
Granted	85,000
Vested	(154,375)
Forfeited	(55,000)
Total non-vested options outstanding, December 31, 2023	58,125
Options exercisable, December 31, 2023	996,875

Stock option expense recognized for the years ended December 31, 2023 and 2022 was $256,923 and $279,450, respectively. Unamortized stock compensation remaining as of December 31, 2023, was $113,688.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 17

The stock options were valued using the Black-Scholes pricing model as indicated below:

Expected life (years)	1.31-6.13
Risk-free interest rate	1.63-4.11
Expected volatility	176.58-181%
Annual dividend yield	0

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 8 – INCOME TAXES

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2023 and 2022. The Company will maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

Deferred tax assets as of December 31, 2023 and 2022, as summarized as follows:

	2023	2022
Deferred tax assets:		
Net operating loss and tax credit carryforward	$ 2,340,600	$ 1,485,000
Deferred tax liabilities:		
Depreciation and amortization	(4,500)	(21,506)
Less: Valuation allowance	(2,336,100)	(1,463,494)
Deferred tax assets, net	$ -	$ -

A reconciliation of the income tax rate to the Company's effective tax rate is as follows:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	3.5%
Allowance valuation	(24.5)%
Income tax provision	0 %

On December 31, 2023, the Company has federal net operating loss carryforwards of approximately $9,550,000. As a result of the 2017 Tax Cuts and Jobs Act, federal net operating losses generated for tax years starting after December 31, 2017, have an indefinite life.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

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Leases

The Company leases office space on a month-to-month basis. The monthly payments are approximately $500.

Legal

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 10 – SUBSEQUENT EVENTS

Stock Option Awards

Through the date of Management's evaluation, the Company has issued an additional 10,000 in stock options awards.

2023 Offering

Through the date of Management's evaluation in 2024, the Company has received an additional 663,450 from the ongoing stock offering.

Management's Evaluation

Management has evaluated subsequent events through April 4, 2024, the date on which the financial statements were available to be issued.